Exhibit 99.1

Hoegh LNG Partners LP Announces Results of 2020 Annual Meeting

03/09/2020

HAMILTON, Bermuda, September 3, 2020 /PRNewswire/ -- Hoegh LNG Partners LP (the “Partnership”) (NYSE: HMLP) advises that its 2020 Annual Meeting was held on September 3, 2020 at 12 noon local time at Appleby, Canon's Court, 22 Victoria Street, Hamilton, HM 12 Bermuda. At the 2020 Annual Meeting, a resolution was passed to re-elect Robert Shaw as a Class II Director of the Partnership whose term will expire at the 2024 Annual Meeting of Limited Partners

Contact:

The IGB Group, Bryan Degnan, +1 (646) 673-9701 / Leon Berman, +1 (212) 477-8438
Knut Johan Arnholdt, VP IR and Strategy, +47 922 59 131

www.hoeghlngpartners.com

SOURCE Hoegh LNG Partners LP